Exhibit 99.1

Cenovus reaches agreement to sell Pipestone business for $625 million

Calgary, Alberta (August 9, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and one of its subsidiaries have entered into an agreement to sell the general partnership that holds the Pipestone and Wembley natural gas and liquids business in northwestern Alberta (the “Pipestone Business”) for cash proceeds of $625 million. The transaction also includes the Pipestone Business’s 39% operated working interest in the Wembley gas plant. The sale is expected to close in the third quarter of 2018, subject to customary closing conditions.

“I’m pleased with this important step towards streamlining and rationalizing our acreage in the Deep Basin,” said Alex Pourbaix, President & Chief Executive Officer. “These are high quality assets and we believe the Pipestone transaction will provide compelling value for Cenovus shareholders.”

As with previous divestitures, proceeds from this sale will be used to further deleverage the company’s balance sheet.

Cenovus is in various stages of evaluating and marketing other non-core Deep Basin assets for potential divestment. The company is encouraged by the high level of interest it has seen in these processes but remains resolute that all asset dispositions are contingent upon receiving fair value for the company’s shareholders.

TD Securities Inc. acted as exclusive financial advisor to Cenovus on this transaction.

Transaction summary
Gross proceeds ($ million)[1]	625
Year-to-date average production (BOE/d)[2]	~8,800
Natural gas (%)	55
Year-to-date operating margin ($ millions) [1,3]	~22
Price per flowing barrel ($ per BOE/d)[1]	~71,000

1 All dollar amounts are in Canadian currency unless otherwise specified.

2 Based on average production for the period January 1, 2018 to June 30, 2018.

3 Year-to-date as of June 30, 2018. Operating margin is an additional subtotal found in Note 1 of Cenovus’s Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

ADVISORY

Oil and Gas Information

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “believe”, “expect”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: expected timeline for closing of the transaction; the company’s divestiture plans and strategy; expected impacts of the transaction to Cenovus, including value for shareholders; expected use of proceeds from the transaction to further deleverage the company’s balance sheet.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: assumptions identified in Cenovus’s 2018 guidance (dated December 13, 2017) (available at cenovus.com); successful closing of the transaction, including obtaining necessary regulatory and partner approvals and satisfaction of all other conditions to closing and within expected timelines; and successful application of asset sale proceeds to further deleverage the company’s balance sheet in the manner as intended. Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus’s Annual MD&A or Form 40-F for the year ended December 31, 2017 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended June 30, 2018.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Senior Vice-President

Strategy & Corporate Development

403-766-5883

Mark Austin

Senior Advisor, Investor Relations

403-766-3926

Investor Relations general line

403-766-7711

Media Relations Reg Curren Senior Advisor, Media Relations 403-766-2004 Media Relations general line 403-766-7751

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